UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 01, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 01 August 2025 entitled ‘Block listing Interim Review’.

1 August 2025

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2025

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2025	To:	31 July 2025
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:	Susan Swabey
Telephone number of contact:	+44 (0) 7833 238 033

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2025

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2025	To:	31 July 2025
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:	Susan Swabey
Telephone number of contact:	+44 (0) 7833 238 033

 BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2025

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2025	To:	31 July 2025
Balance of unallotted securities under scheme(s) from previous return:		11,292,250
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		501,180
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,791,070

Name of contact:	Susan Swabey
Telephone number of contact:	+44 (0) 7833 238 033

Date: 1 August 2025

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2025	To:	31 July 2025
Balance of unallotted securities under scheme(s) from previous return:		40,213
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		40,213

Name of contact:	Susan Swabey
Telephone number of contact:	+44 (0) 7833 238 033

ENDS

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 340 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 88 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 01, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary